82-34884



RECEIVED

2005 NOV 28 A 11: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States





05012830

SUPPL

Randers, 22 November 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 39/2005 of 22 November 2005
  "Additional patent disputes with Enercon GmbH"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Inge Christensen

Inge Lundgård Christensen
Communication & IR

PROCESSED
NOV 29 2005

dlw 11/29

FILE-NR. 82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

COPY

Randers, 22 November 2005
Stock exchange announcement No. 39/2005

Additional patent disputes with Enercon GmbH

In Stock exchange announcement No. 27/2005 of 19 August 2005 and Stock exchange announcement No. 30/2005 of 16 September 2005, Vestas Wind Systems A/S informed that Enercon GmbH had taken out a writ against Vestas Wind Systems A/S and the Vestas Group's German subsidiary Vestas Deutschland GmbH claiming the infringement of a patent concerning lightening protection of blades for wind turbines.

In continuation of the above, we can inform that Enercon GmbH is now claiming that the Vestas Group may be infringing additional patent rights. The claim concerns patents related to electricity grid codes, however, it may also concern other issues.

If possible negotiations with the counterparty do no lead to a result, the case is expected to be brought before the courts. A judicial assessment of the patent question may be expected to take a long time. Meanwhile, there is no basis for providing further comments on the matter.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S